SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           CONSUMER DIRECT OF AMERICA
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    21049V209
                                 (CUSIP Number)

                         Vertical Capital Partners, Inc.
                     488 Madison Avenue, New York, NY 10022
                                 (212) 446-0006

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 11, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21049V209
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vertical Capital Partners, Inc.
     (I.R.S. Identification No. 22-3387223)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [_] (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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               7    SOLE VOTING POWER
  NUMBER OF         2,000,000
   SHARES
 BENEFICIALLY  -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            0
  REPORTING
   PERSON      -----------------------------------------------------------------
    WITH       9    SOLE DISPOSITIVE POWER
                    2,000,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D of Vertical Capital Partners, Inc. ("Vertical") previously filed with the Securities and Exchange Commission on March 24, 2005. The contents of the originally filed Schedule 13D remain unchanged, with the exception of Items 3 and 5, which are amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      On or about March 23, 2005, Vertical was granted a subscription to acquire 2,000,000 shares of Common Stock of Consumer Direct America, Inc. ("CSUA") at a purchase price of $0.001 per share in consideration for services rendered by Vertical. This subscription agreement has been canceled and on July 11, 2005, Vertical returned the entire 2,000,000 shares of Common Stock to CSUA and said shares were marked "CANCELLED" and are to be returned to the CSUA treasury.

Item 5.  Interest in Securities of the Issuer.

      (a) Despite the cancelled subscription agreement, Vertical remains the beneficial owner 60,000 or less shares of Common Stock of CSUA. This represents less than 1% of the 9,410,000 total number of issued and outstanding shares of Common Stock of CSUA as of April 7, 2005.

      (b) Vertical has sole dispositive and voting power with respect to 60,000 or less shares of Common Stock of CSUA.

      (c) Other than the transaction which is the subject of this filing, no transactions in the shares were effected by Vertical during the past 60 days.

      (d) Not Applicable

      (e) Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July, 15 2005

                                      Vertical Capital Partners, Inc.

                                      By: /s/ Gary Schonwald
                                          -----------------------------
                                          Gary Schonwald, Secretary